MVB FINANCIAL CORP.

301 Virginia Avenue

Fairmont, West Virginia 26554

(304) 363-4800

January 15, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVB Financial Corp.
Registration Statement on Form S-3
File No. 333-208949

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MVB Financial Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-208949) of the Registrant (the “Registration Statement”) be accelerated so that it will be declared effective at 5:00 p.m. Washington D.C. time, on January 20, 2016, or as soon thereafter as may be practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to its counsel, Squire Patton Boggs (US) LLP, by calling James J. Barresi at (513) 361-1260. The Registrant hereby authorizes Mr. Barresi to orally modify or withdraw this request for acceleration.

Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Barresi via email to james.barresi@squirepb.com or facsimile to (513) 361-1201 and via mail c/o Squire Patton Boggs (US) LLP, 221 E. Fourth Street, Suite 2900, Cincinnati, Ohio 45202.

Very truly yours,

MVB FINANCIAL CORP.

By:	/s/ Donald T. Robinson
Donald T. Robinson
Executive Vice President and Chief Financial Officer